INNATE PHARMA REPORTS FIRST HALF 2025 BUSINESS UPDATE AND FINANCIAL RESULTS

•IPH4502 Nectin-4 ADC Phase 1 enrollment progressing well: Preclinical update and Trial In Progress presented at AACR Annual Meeting 2025 and ASCO 2025 Annual Meeting.
•Lacutamab BTD and Phase 3 preparation: FDA Breakthrough Therapy Designation (BTD) in February 2025 based on long-term follow-up data from the TELLOMAK clinical study presented at ASCO Annual Meeting 2025. Preparation of the confirmatory Phase 3 trial protocol is close to completion, following discussions with the FDA and EMA.
•Monalizumab: AstraZeneca Phase 3 PACIFIC-9 enrollment is completed and high level read-out is expected in H2 2026.
•Strategic focus: Innate Pharma plans to prioritize its investment in what it believes are its highest-value clinical assets, IPH4502, lacutamab, and monalizumab (partnered with AstraZeneca); its preclinical research and development (R&D) efforts will focus on advancing the next ADCs toward development, leveraging its pipeline of innovative targets. In line with such strategic focus and its objectives, the Company intends to streamline its organization. Staffing levels are expected to decrease overall by about 30%.
•Corporate update: Eric Vivier has decided to return to academic research full-time, and he will continue to support the Company’s innovation as an advisor to the R&D Committee of the Board of Directors. As Chief Operating Officer (COO), Yannis Morel will continue to be responsible for preclinical research and development, and will assume Chief Scientific Officer (CSO) responsibilities.
•€15m equity investment by Sanofi in April 2025, in addition to the ongoing partnership with Sanofi, which includes the development of the BCMA targeting ANKET® program in autoimmune indications.
•Cash position of €70.4 million1 as of June 30, 2025, anticipated cash runway until end Q3-2026.
•Conference call to be held today at 2:00 p.m. CEST / 8:00 a.m. EDT.

Marseille, France, September 17, 2025, 7:00 AM CEST
Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today reported its consolidated financial results for the six months ended June 30, 2025. The consolidated financial statements are attached to this press release.

“With key milestones anticipated over the next 12 months, our primary focus will be on progressing what we believe are our most promising and highest-value clinical assets and advancing our next ADCs toward development. In line with this strategic focus and in a challenging funding environment, we are taking necessary action to focus our resources on what we believe are the programs with the highest potential to deliver value for both patients and shareholders, and we therefore plan to streamline the size of the organization,” said Jonathan Dickinson, Chief Executive Officer of Innate Pharma. “We made meaningful progress during the first half of the year in our pipeline and are determined to build on this momentum. At ASCO, we presented a trial in progress for our nectin-4 ADC, IPH4502, which is progressing rapidly through Phase 1
1 Including short term investments (€6.3 million) and non-current financial instruments (€10.4 million)
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enrollment; and we shared long-term follow-up data for lacutamab, for which preparation of the confirmatory Phase 3 trial protocol is close to completion, following discussions with the FDA and EMA. Looking ahead, we have a number of important catalysts, including first patient data for IPH4502 in H1 2026, and high level read-out of AstraZeneca’s PACIFIC-9 Phase 3 trial with monalizumab in H2 2026.”

Webcast and conference call will be held today at 2:00 p.m. CEST (8:00 a.m. ET)

Access to live webcast: https://events.q4inc.com/attendee/642492835

Participants may also join via telephone using the registration link below:
https://registrations.events/direct/Q4I970472

This information can also be found on the Investors section of the Innate Pharma website, www.innate-pharma.com.
A replay of the webcast will be available on the Company website for 90 days following the event.

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Pipeline highlights:
Strategic focus
Innate Pharma plans to prioritize its investment on what it believes are its highest-value clinical assets, IPH4502, lacutamab, and monalizumab (partnered with AstraZeneca); its preclinical research and development (R&D) efforts will focus on advancing the next Antibody Drug Conjugates (ADCs) toward development, leveraging its pipeline of innovative targets.

IPH4502 (Nectin-4 ADC, proprietary):
IPH4502 is Innate’s novel and differentiated topoisomerase I inhibitor ADC targeting Nectin-4.
•The first patient was dosed in a Phase 1 study in January 2025. The Phase 1 study will assess the safety, tolerability, and preliminary efficacy of IPH4502 in advanced solid tumors known to express Nectin-4, including but not limited to urothelial carcinoma, non-small cell lung, breast, ovarian, gastric, esophageal, and colorectal cancers. The study plans to enroll approximately 105 patients. A Trial in Progress Poster was shared at the ASCO Annual Meeting in June 2025. Enrollment is in progress and expected to be completed at the end of 2025 or in the first quarter of 2026.
•New preclinical data were presented at the American Association for Cancer Research (AACR) Annual Meeting 2025. IPH4502 demonstrated superior preclinical anti-tumor activity compared to enfortumab vedotin (EV) in urothelial carcinoma (UC) models with low or heterogeneous Nectin-4 expression, as well as in models resistant to EV. Beyond UC, IPH4502 also exhibited anti-tumor activity in preclinical models of triple-negative breast cancer, head and neck squamous cell carcinoma, and esophageal cancer, suggesting broader potential clinical applicability.

Lacutamab (anti-KIR3DL2 antibody, proprietary):
Cutaneous T Cell Lymphoma
•In February 2025, the FDA granted Breakthrough Therapy Designation to lacutamab for relapsed or refractory Sézary syndrome (SS) based on TELLOMAK Phase 2 results demonstrating efficacy and a favorable safety profile in patients with advanced SS, heavily pretreated, post-mogamulizumab. Breakthrough Therapy Designation is intended to accelerate the development and regulatory review in the U.S. of drugs that are intended to treat a serious condition.
•At the 2025 ASCO Annual Meeting, updated long-term data from the Phase 2 TELLOMAK trial reinforced the clinical activity and durability of lacutamab in relapsed/refractory SS and mycosis fungoides (MF). In SS, lacutamab achieved a 42.9% ORR with a median duration of response of 25.6 months, while in MF, responses were observed regardless of KIR3DL2 expression, with a median PFS of 10.2 months. Across both cohorts, lacutamab was well tolerated, with no safety concerns and sustained improvements in quality of life.
•Preparation of the confirmatory Phase 3 trial protocol is close to completion, following discussions with the FDA and EMA. Innate is evaluating potential paths
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forward to advance lacutamab toward Phase 3 initiation, including discussions with partners and investors.

Peripheral T Cell lymphoma (PTCL)
•The Phase 2 KILT (anti-KIR in T Cell Lymphoma) trial, an investigator-sponsored, randomized controlled trial, led by the Lymphoma Study Association, to evaluate lacutamab in combination with GEMOX (gemcitabine and oxaliplatin) chemotherapy versus GEMOX alone, in patients with KIR3DL2-expressing relapsed/refractory PTCL, is ongoing and continues to recruit patients.

Monalizumab (anti-NKG2A antibody), partnered with AstraZeneca:
•The Phase 3 PACIFIC-9 trial run by AstraZeneca evaluating durvalumab (anti-PD-L1) in combination with monalizumab or AstraZeneca’s oleclumab (anti-CD73) in patients with unresectable, Stage III non-small cell lung cancer (NSCLC) who have not progressed following definitive platinum-based concurrent chemoradiation therapy (CRT) is ongoing. Enrollment in the trial is completed, and high level read-out is expected in H2 2026.
•At the ASCO Annual Meeting in June 2025, AstraZeneca presented updated results from the Phase 2 NeoCOAST-2 trial evaluating neoadjuvant and adjuvant durvalumab-based combinations in resectable NSCLC. The regimen including durvalumab, monalizumab, and chemotherapy (Arm 2, n=70) showed 25.7% pathological complete response (pCR) and 50.0% major pathologic response (mPR).

ANKET® (Antibody-based NK cell Engager Therapeutics):
ANKET® is Innate’s proprietary platform for developing next-generation, multi-specific NK cell engagers to treat certain types of cancer.
IPH6501 (ANKET® anti-CD20 with IL-2V, proprietary)
•The Phase 1/2 clinical trial is evaluating IPH6501 in B-cell Non-Hodgkin’s lymphoma (B-NHL). The study is planned to enroll up to 184 patients. Clinical sites are open in the US, Australia, and France. The dose escalation phase in the trial has been completed. Limited signals of activity were observed during the escalation phase, and maximum tolerated dose (MTD) is currently being explored to further assess clinical relevance. Clinical data are expected in late 2025 or beginning of 2026.

IPH6101 (ANKET® anti-CD123, proprietary)
•Innate regained the rights to SAR’579/IPH6101 in July 2025. The Company is in the process of receiving the product data from Sanofi relating to the Sanofi-led Phase 1/2 study and Phase 2 preliminary dose expansion of the trial.

SAR’514/IPH6401 (BCMA ANKET®, Sanofi)
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•As previously disclosed, Sanofi has opted to pursue the development of SAR’514/IPH6401 (BCMA ANKET®) in autoimmune indications under the terms of the 2016 License Agreement.
•The Sanofi-led Phase 1/2 study (clinical study identifier: NCT05839626) for the treatment of patients with relapsed or refractory multiple myeloma has been terminated early, in line with the decision to focus SAR’514/IPH6401 development in autoimmune indications.

Preclinical ANKET
•IPH62 (partnered with Sanofi): IPH62 is an NK-cell engager program targeting B7-H3 from Innate’s ANKET® platform, which is under preclinical development. Following a research collaboration period and upon candidate selection, Sanofi will be responsible for all development, manufacturing and commercialization.
•Sanofi still retains an option on one additional ANKET® target under the terms of the 2022 research collaboration and license agreement.

Other assets
•IPH5201 (anti-CD39), partnered with AstraZeneca: The MATISSE Phase 2 clinical trial conducted by Innate in neoadjuvant lung cancer for IPH5201, an anti-CD39 blocking monoclonal antibody developed in collaboration with AstraZeneca, is ongoing, and recruitment is on track.
•IPH5301 (anti-CD73): The investigator-sponsored CHANCES Phase 1 trial of IPH5301 with Institut Paoli-Calmettes is ongoing.

Corporate Update:
•Innate Pharma plans to prioritize its investment on what it believes are its highest-value clinical assets, IPH4502, lacutamab, and monalizumab (partnered with AstraZeneca); its preclinical research and development (R&D) efforts will focus on advancing the next ADCs toward development, leveraging its pipeline of innovative targets. In line with such strategic focus and its objectives, the Company intends to streamline its organization. Staffing levels are expected to decrease overall by about 30% total, including through attrition. The planned layoffs will be implemented through a redundancy plan that is subject to consultation with the Workers’ Council and endorsement by the French authorities (Dreets). The implementation of the change is expected to be completed during the first half of 2026.
•Eric Vivier, CSO, has decided to return to academic research full time, effective January 1, 2026, and he will continue to support the Company’s innovation as an advisor to the R&D Committee of the Board of Directors. Innate will continue accessing innovation through academic collaborations, including Eric Vivier’s lab at the Center for Immunology of Marseille-Luminy (CIML). As Chief Operating Officer (COO), Yannis Morel, will continue to be responsible for preclinical research and development, and effective January 1, 2026 will assume CSO responsibilities.
•As announced on April 23, 2025, Sanofi and Innate agreed to terminate the 2016 Research Collaboration and Licence Agreement (the “2016 Agreement”) as it relates to SAR’579/IPH6101 (CD123 ANKET®). As part of their discussions with regards to
Innate Pharma |HY 2025 Financial results | 5

the review of the 2016 Agreement, Sanofi and Innate announced the investment by Sanofi of up to €15 million in new shares of Innate. Sanofi then subscribed to 8,345,387 new ordinary shares of Innate, at a price of €1.7974 per share, representing a total capital increase of €14,999,998.59 (€417,269.35 in nominal amount and €14,582,729.24 of issue premium) representing 9.05% of Innate’s total outstanding shares as of the time of such capital increase.
•On May 22, 2025, after approval at the Annual General Meeting, Innate Pharma changed its corporate governance from an executive board/supervisory board structure to a CEO/board of directors with Irina Staatz-Granzer as Chairwoman and Jonathan Dickinson as Chief Executive Officer. This transformation is part of the Company’s strategic plan to simplify and align its governance with international standards. As part of the change, two seasoned biotech executives, Marty J. Duvall and Christian Itin, joined the Board of Directors. In addition, a new R&D Committee has been established as a committee of the Board of Directors, the role of which is to analyze research and development opportunities for the Company's products. Its members are Bpifrance Participations, represented by Olivier Martinez, also appointed Chairman of the Research and Development Committee, Véronique Chabernaud and Christian Itin.
•As of June 30, 2025, the balance available under our April 2023 sales agreement under the At-The-Market program remains at $75 million.
•Stéphanie Cornen was appointed Vice President, Investor Relations, Communications and Commercial Strategy after Henry Wheeler, VP Investor Relations and Communications resigned from his position in order to pursue another opportunity outside the Company. Stéphanie Cornen joined Innate in 2012. Between 2012 and 2022, she held several R&D positions, contributing to the advancement of programs across various development stages. Starting in 2022, she took on responsibilities in corporate development and portfolio strategy, while supporting investor relations. Stéphanie Cornen holds a PharmD and a PhD from Aix-Marseille University, as well as an Executive MBA from HEC Paris.
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Financials highlights for the first half of 2025:
The key elements of Innate’s financial position and financial results as of and for the six-month period ended June 30, 2025 are as follows:

•Cash, cash equivalents, short-term investments and financial assets amounting to €70.4 million (€m) as of June 30, 2025 (€91.1m as of December 31, 2024).

•As of June 30, 2025, financial liabilities amount to €27.0m (€31.0m as of December 31, 2024). This change is mainly due to loan repayments.
•Revenue and other income amounted to €4.9m in the first half of 2025 (€12.3m in the first half of 2024) and mainly comprised of:
◦Revenue from collaboration and licensing agreements, which mainly resulted from the partial or entire recognition of the proceeds received pursuant to the agreements with AstraZeneca and Sanofi. They are recognized when the entity's performance obligation is met. They are recognized at a point in time or spread over time according to the percentage of completion of the work that the Company is committed to carry out under these agreements:
▪(i) Revenue from collaboration and licensing agreements for monalizumab decreased by €2.9m to €0.1m in the first half of 2025 (€3.0m in the first half of 2024). This change is mainly due to the progress of Phase 1/2 trials close to termination.
▪(ii) Revenue related to the license and collaboration agreement signed with Sanofi in 2016 decreased by €4.0m. These revenues are nil for the first half of 2025 as compared to €4.0m for the first half of 2024. On April 15, 2024, the Company announced the treatment of the first patient in the Phase 2 dose expansion part of the Sanofi-sponsored clinical trial evaluating NK Cell Engager SAR443579/ IPH6101 in various blood cancers. Under the terms of the 2016 agreement, this trial progress triggered a milestone payment of €4.0 million fully recognized in revenue during the first quarter of 2024. This amount was received by the Company on May 17, 2024.

▪(iii) Revenue related to the research collaboration and licensing agreement signed with Sanofi in 2022 remained constant over the period, with revenue amounting to €0.2 million for the first half of 2025, as for the first half of 2024. As previously disclosed, on January 25, 2023, the Company announced the expiration of the waiting period under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976 and the effectiveness of the licensing agreement as of January 24, 2023. Consequently, the Company received an upfront payment of €25.0 million in March 2023, including €18.5 million for the exclusive license, €1.5 million for the research activities and €5.0 million for the option on two additional targets. The €18.5 million upfront payment relating to the exclusive license was fully recognized in revenue as of June 30, 2023. The research work upfront payment is recognized on a straight-line basis over the duration of the research activities that the Company has agreed to carry out. On December 19, 2023, the Company announced that Sanofi had exercised one of the two license options for a new program based on the Company's ANKET® platform. This decision triggered a milestone payment of €15.0m, including €13.3m for the exclusive license, fully recognized in revenue as of December 31, 2023, and
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€1.7m for research work to be carried out by the Company as well as the recognition in revenue of an amount of €2.5m initially received in March 2023 in connection with this option. On October 9, 2024, the Company received a termination letter for the license agreement concerning this option. The termination ends the research work. The revenue of €1.7 million was therefore fully recognized as revenue on December 31, 2024. Revenue from research work on the first license amounted to €0.2 million for the first half of 2025. Amounts not recognized in revenue are classified as deferred revenue.

◦Government funding for research expenditures of €3.2m in the first half of 2025 (€4.1m in the first half of 2024), decreasing by €0.9 million, or 21.3% in connection with decrease in eligible subcontracting expenses following progress in studies and research programs.
•Operating expenses are €30.3m in the first half of 2025 (€38.7m in the first half of 2024), of which 67.8% (€20.5m) are related to R&D.
◦R&D expenses decreased by €8.6m to €20.5m in the first half of 2025 (€29.1m in the first half of 2024). This change is mainly explained by direct R&D expenses, which slightly decreased by €7.3 million or 43% to reach €9.7 million for the first half of 2025. This decrease is related to the phasing of studies (maturity of clinical studies on lacutamab, discontinuation of preclinical studies, and start of phase 1 of our antibody-drug conjugate (ADC) program).
◦General and administrative (G&A) expenses increased by €0.2m to €9.8m in the first half of 2025 (€9.6m in the first half of 2024) mainly resulting from an increase in personnel expenses linked to provisions for risks and charges, bringing personnel expenses to €4.8 million in the first half of 2025, offset by a €0.5 million decrease in non-scientific and consulting fees, which amounts to €1.4 million in the first half of 2025, resulting mainly from greater use of recruitment agencies in 2024 (for the establishment of the clinical department), which was not renewed in 2025.

•A net financial gain of €4.1m in the first half of 2025 (€1.5m in the first half of 2024). This change is mainly due to a favorable variation in net foreign exchange gain with its favorable impact on the collaboration liabilities recorded during the first half of 2025 in connection with the change in the dollar exchange rate despite an unfavorable variation in income resulting from financial assets and fair value revaluation due to an unfavorable effect of investment rates recorded on the financial markets.
•A net loss of €21.3m for the first half of 2025 (net income of €24.8m for the first half of 2024).
The table below summarizes the IFRS consolidated financial statements as of and for the six months ended June 30, 2025, including 2024 comparative information.

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In thousands of euros, except for data per share	June 30, 2025	June 30, 2024
Revenue and other income	4,860	12,345
Research and development expenses	(20,520)	(29,076)
General and administrative expenses	(9,767)	(9,582)
Operating expenses	(30,287)	(38,657)
Operating income (loss)	(25,427)	(26,313)
Net financial income (loss)	4,083	1,549
Income tax expense	~~—~~	—
Net income (loss)	(21,344)	(24,764)
Weighted average number of shares ( in thousands) :	86,937	80,872
- Basic income (loss) per share	(0.25)	(0.31)
- Diluted income (loss) per share	(0.25)	(0.31)

	June 30, 2025	December 31, 2024
Cash, cash equivalents and financial assets	70,417	91,051
Total assets	92,937	111,059
Total shareholders’ equity	5,144	8,834
Total financial debt	27,029	30,995
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About Innate Pharma:

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Leveraging its antibody-engineering expertise, the company has developed innovative therapeutic approaches, including Antibody Drug Conjugates (ADC), monoclonal antibodies (mAbs) and multi-specific NK Cell Engagers through its proprietary ANKET® (Antibody-based NK cell Engager Therapeutics) platform.
Innate’s portfolio includes IPH4502, a differentiated Nectin-4 ADC in development in solid tumors, lacutamab, an anti-KIR3DL2 mAb developed in advanced forms of cutaneous T cell lymphomas and peripheral T cell lymphomas, and monalizumab, an anti-NKG2A antibody developed in collaboration with AstraZeneca in non-small cell lung cancer.
Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as renowned research institutions, working together to accelerate innovation, research and development for the benefit of patients.
Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.
Learn more about Innate Pharma at www.innate-pharma.com. Follow us on LinkedIn and X.

Information about Innate Pharma shares:

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29
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Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. The use of certain words, including “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “may,” “might,” “potential,” “expect” “should,” “will,” or the negative of these and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s reliance on third parties to manufacture its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties, which could cause the Company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public by the Company. References to the Company’s website and the AMF website are included for information only and the content contained therein, or that can be accessed through them, are not incorporated by reference into, and do not constitute a part of, this press release.

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company or any other person that the Company will achieve its objectives and plans in any specified time frame or at all. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:
Investors Relations Innate Pharma Stéphanie Cornen stephanie.cornen@innate-pharma.fr Investors investors@innate-pharma.fr	Media Relations maarc Bruno Arabian bruno.arabian@maarc.fr Marianne Paul marianne.paul@maarc.fr
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Summary of Interim Condensed Consolidated Financial Statements and Notes as of JUNE 30, 2025

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Interim Condensed Consolidated Statements of Financial Position
(in thousand euros)

	June 30, 2025	December 31, 2024
Assets

Current assets
Cash and cash equivalents	53,704	66,396
Short-term investments	6,323	14,374
Trade receivables and others	4,951	4,972
Total current assets	64,978	85,742

Non-current assets
Property and equipment	4,955	5,133
Non-current financial assets	10,390	10,281
Other non-current assets	577	575
Trade receivables and others - non-current	12,036	9,328
Deferred tax asset		—
Total non-current assets	27,958	25,317

Total assets	92,937	111,059
Liabilities

Current liabilities
Trade payables and others	12,041	16,007
Collaboration liabilities – current portion	6,782	7,443
Financial liabilities – current portion	8,934	8,709
Deferred revenue – current portion	563	616
Provisions - current portion	1,106	207
Total current liabilities	29,426	32,982

Non-current liabilities
Collaboration liabilities – non-current portion	34,518	41,128
Financial liabilities – non-current portion	18,095	22,286
Defined benefit obligations	2,666	2,730
Deferred revenue – non-current portion	2,628	2,825
Provisions - non-current portion	460	274
Total non-current liabilities	58,367	69,244

Shareholders’ equity
Share capital	4,610	4,192
Share premium	407,048	390,979
Retained earnings	(386,364)	(336,893)
Other reserves	1,194	27
Net income (loss)	(21,344)	(49,471)
Total shareholders’ equity	5,144	8,834

Total liabilities and shareholders’ equity	92,937	111,059
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Interim Condensed Consolidated Statements of Income (loss) (in thousand euros)

	June 30, 2025	June 30, 2024

Revenue from collaboration and licensing agreements	1,671	8,293
Government financing for research expenditures	3,189	4,052

Revenue and other income	4,860	12,345

Research and development expenses	(20,520)	(29,076)
General and administrative expenses	(9,767)	(9,582)

Operating expenses	(30,287)	(38,657)

Operating income (loss)	(25,427)	(26,313)

Financial income	6,886	3,613
Financial expenses	(2,803)	(2,064)

Net financial income (loss)	4,083	1,549

Net income (loss) before tax	(21,344)	(24,764)

Income tax expense	—	—

Net income (loss)	(21,344)	(24,764)

Weighted average number of shares : (in thousands)	86,937	80,872
- Basic income (loss) per share	(0.25)	(0.31)
- Diluted income (loss) per share	(0.25)	(0.31)

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Interim Condensed Consolidated Statements of Cash Flow
(in thousand euros)

	June 30, 2025	June 30, 2024
Net income (loss)	(21,344)	(24,764)
Depreciation and amortization, net	707	1,142
Employee benefits costs	79	145
Change in provision for charges	1,085	(105)
Share-based compensation expense	1,554	1,705
Change in fair value of financial assets	(249)	(992)
Foreign exchange (gains) losses on financial assets	1,347	(524)
Change in accrued interests on financial assets	(191)	(212)
Disposal of property and equipment (scrapping)	20	18
Other profit or loss items with no cash effect	3	26
Operating cash flow before change in working capital (1)	(16,989)	(23,561)
Change in working capital	(14,175)	26,597
Net cash generated from / (used in) operating activities:	(31,164)	3,036
Acquisition of property and equipment, net	(58)	(283)
Purchase of other assets	(3)	—
Disposal of current financial instruments and paid interests	7,143	1,215
Interest received on financial assets	(108)	—
Net cash generated from / (used in) investing activities:	6,974	932
Proceeds from the exercise / subscription of equity instruments	14,932	93
Repayment of borrowings	(4,456)	(4,420)
Net cash generated / (used in) from financing activities:	10,476	(4,327)
Effect of the exchange rate changes	1,022	(257)
Net increase / (decrease) in cash and cash equivalents:	(12,692)	(616)
Cash and cash equivalents at the beginning of the year:	66,396	70,605
Cash and cash equivalents at the end of the six-months period:	53,704	69,989

(1) Cash flows from operating activities include an amount of €0.2 million of interests paid for the first half of 2025 (€1,3 million as of December 31, 2024) and interests received for €0,5 million for the first half of 2025 (€1,9 million as of December 31,2024).

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Revenue and other income
The following table summarizes operating revenue for the periods under review:

In thousands of euros	June 30, 2025	June 30, 2024
Revenue from collaboration and licensing agreements	1,671	8,293
Government funding for research expenditures	3,189	4,052
Revenue and other income	4,860	12,345

Revenue from collaboration and licensing agreements
Revenue from collaboration and licensing agreements decreased by €6.6 million, to €1.7 million for the six months ended June 30, 2025, as compared to revenues from collaboration and licensing agreements of €8.3 million for the six months ended June 30, 2024. These revenues mainly result from the partial or entire recognition of the proceeds received pursuant to the agreements with AstraZeneca and Sanofi. They are recognized when the entity's performance obligation is met. They are recognized at a point in time or spread over time according to the percentage of completion of the work that the Company is committed to carry out under these agreements.
The evolution for the first half of 2025 is mainly due to:
•A €2.9 million decrease in revenue related to monalizumab, to €0.1 million for the six months ended June 30, 2024, as compared to €3.0 million for the six months ended June 30, 2023. This change is mainly due to the progress of Phase 1/2 trials close to termination.
•A €4.0 million decrease in revenue from the collaboration and research license agreement signed with Sanofi in 2016. On April 15, 2024, the Company announced the treatment of the first patient in the Phase 2 dose expansion part of the Sanofi-sponsored clinical trial evaluating NK Cell Engager SAR443579/ IPH6101 in various blood cancers. Under the terms of the 2016 agreement, this trial progress triggered a milestone payment of €4.0 million fully recognized in revenue during the first quarter of 2024. This amount was received by the Company on May 17, 2024. The Sanofi-sponsored Phase 1/2 clinical trial evaluating IPH6401/SAR'514 targeting BCMA in autoimmune indications, is on going. No milestone payment has been recognized as of June 30, 2025.

Government financing for research expenditures
Government financing for research expenditures decreased by €0.9 million, or 21.3%, to €3.2 million for the six months ended June 30, 2025 as compared to €4.1 million for the six months ended June 30, 2024. This change is mainly due to a €0.8 million decrease in the research tax credit due to a decrease in eligible subcontracting expenses.
Operating expenses
The table below presents our operating expenses for the six months periods ended June 30, 2025 and June 30, 2024:

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In thousands of euros	June 30, 2025	June 30, 2024
Research and development expenses	(20,520)	(29,076)
General and administrative expenses	(9,767)	(9,582)
Operating expenses	(30,287)	(38,657)

Research and development expenses
Research and development (“R&D”) expenses decreased by €8.6 million, or 29.4%, to €20.5 million for the six months ended June 30, 2025, as compared to €29.1 million for the six months ended June 30, 2024, representing a total of 67.8% and 75.2% of the total operating expenses, respectively. R&D expenses include direct R&D expenses (subcontracting costs and consumables), depreciation and amortization, personnel expenses and other expenses.
Direct R&D expenses decreased by €7.3 million, or 43.1%, to €9.7 million for the six months ended June 30, 2025, as compared to €17.1 million for the six months ended June 30, 2024. This variation is mainly explained by a €7.5 million decrease in expenses related to the phasing of studies (maturity of clinical studies on lacutamab, discontinuation of preclinical studies, and start of phase 1 of our antibody-drug conjugate (ADC) program). Expenditures related to preclinical programs increase by €0.2 million.
The variation in clinical program expenses is explained by: (i) a €5.8 million decrease in preclinical costs for IPH4502 (drug manufacturing and toxicity studies) following the start of Phase 1; (ii) a €2.0 million euros decrease in the Lacutamab program (maturity of clinical studies) (iii) offset by a €0.4 million increase related to the IPH 65 program in the recruitment phase.

Additionally, as of June 30, 2025, collaboration liabilities related to monalizumab and the agreements signed with AstraZeneca in April 2015, October 2018, and September 2020 amounted to €41.3 million, as compared to collaborations liabilities to €48.6 million as of December 31, 2024. This €7.3 million decrease mainly results from (i) net reimbursements of €1.7 million made to AstraZeneca in the first half of 2025 related to the co-funding of the monalizumab program, including the INTERLINK-1 Phase 3 trial launched in October 2020 and closed as of today and PACIFIC-9 launched in April 2022, and (ii) the decrease in the collaboration commitment by €5.6 million due to exchange rate fluctuations observed during the period for the euro-dollar exchange rate.

Personnel and other expenses allocated to R&D decreased by €1.2 million, or 10.0%, to €10.8 million for the six months ended June 30, 2025, as compared to an amount of €12.0 million for the six months ended June 30, 2024. This decrease is attributable to other expenses of €1.1 million (primarily a reduction in scientific consulting fees due to the establishment of the clinical department, foreign exchange impacts, and lower patent royalties); (ii) depreciation and amortization charges of €0.4 million euros relating to Monalizumab rights following the full amortization of these rights, partially offset by an increase in personnel expenses as a result of the establishment of the clinical department.

General and administrative expenses
General and administrative expenses increased by €0.2 million, or 1.9%, to €9.8 million for the six months ended June 30, 2025, as compared to general and administrative expenses of €9.6 million for the six months ended June 30, 2024. General and
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administrative expenses represented a total of 32.2% and 24.8% of the total operating expenses for the six months ended June 30, 2025 and June 30, 2024, respectively.
Personnel expenses includes the compensation paid to our employees. They amounted €4.8 million for the six months ended June 30, 2025, as compared to €4.0 million for the six months ended June 30, 2024. The increase of €0.8 million is mainly due to provisions for risks and charges.
Non-scientific and consulting fees mainly consist of fees for statutory auditors, accountants, legal advisors, and recruitment. This item decreased by €0.5 million, or 27.8%, to €1.4 million for for the first half of 2025, compared to €1.9 million for the first half of 2024. The decrease is mainly due to greater use of recruitment agencies in 2024 (for the establishment of the clinical department), which was not repeated in 2025.
Other expenses remained stable.

Financial income (loss), net
We recognized a net financial income of €4.1 million in the six months ended June 30, 2025 as compared to €1.5 million in the six months ended June 30, 2024. This variance of €2.5 million mainly results from (i) a favorable variation in net foreign exchange gain increasing by €3.9 million for the first half of 2025 with its favorable impact on the collaboration liabilities recorded during the first half of 2025 in connection with the change in the dollar exchange rate and (ii) an unfavorable variation of €1.5 million in income resulting from financial assets and fair value revaluation due to an unfavorable effect of investment rates recorded on the financial markets.

Balance sheet items
Cash, cash equivalents, short-term investments and non-current financial assets amounted to €70.4 million as of June 30, 2025, as compared to €91.1 million as of December 31, 2024. Net cash as of June 30, 2025 amounted to €51.1 million (€72.1 million as of December 31, 2024). Net cash is equal to cash, cash equivalents and short-term investments less current financial liabilities.
The Company also has bank borrowings of €26.4m, including €18.1m of State Guaranteed Loans (“Prêts Garantis par l’Etat”) as of June 30, 2025 and €8.3m loans subscribed with Société Générale for the construction of its head office as well as €0.6m of lease liabilities.
The other key balance sheet items as of June 30, 2025 are:
•Deferred revenue of €3.2 million (including €2.6 million booked as ‘Deferred revenue – non-current portion’) and collaboration liabilities of €41.3 million (including €34.5 million booked as ‘Collaboration liabilities - non-current portion’) relating to the remainder of the initial payment received from AstraZeneca not yet recognized as revenue and the part of the co-financing of the monalizumab program with AstraZeneca;
•Receivables from the French government amounting to €10.7 million in relation to the research tax credit for 2024 and the six-month period ended June 30, 2025.
•Shareholders’ equity of €5.1 million, including the net loss of the period of €21.3 million and Sanofi investment for €15.0m.

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Cash-flow items
As of June 30, 2025, cash and cash equivalents amounted to €53.7 million, compared to €66.4 million as of December 31, 2024, corresponding in a decrease of €12.7 million.
The net cash flow used during the period under review mainly results from the following:
•Net cash flow generated from operating activities of €31.2 million for the six months ended June 30, 2025 as compared to net cash flows used by operating activities of €3.0 million for the six months ended June 30, 2024. Net cash flow from operating activities for the first half of 2024 notably includes (i) the collection of €15.0 million in January 2024 following Sanofi's decision to exercise one of its two license option for an NK Cell Engager program in solid tumors, derived from the Company's ANKET® (Antibody-based NK Cell Engager Therapeutics) platform, pursuant to the terms of the research collaboration and license agreement signed in December 2022, (ii) the collection in May 2024 of €4.8 million (including value-added tax) the treatment of the first patient in the Phase 2 dose expansion part of the Sanofi-sponsored clinical trial evaluating NK Cell Engager SAR443579/ IPH6101 in various blood cancers and (iii) the repayment by the French Treasury of the research tax credit receivable relating to the 2019 financial year for an amount of €16.7 million during the first quarter of 2024, as well as the carry-back receivable for an amount of €0.3 million. Restated for these transactions linked to collaboration agreements and other non-recurring items such as the CIR refund, net cash flow used in operating activities for the first half of 2025 decreased by €2.6 million as compared to the first half of 2024. This change mainly results from lower net payments to suppliers.
•Net cash flow from investing activities of €7.0 million for the six months ended June 30, 2025, as compared to net cash flow used in investing activities of €0.9 million for the first half of 2024. Net cash flow from investing activities for the first half of 2025 mainly composed of a disposal of current financial instruments to meet cash requirements and partially reinvested up to €4 million in term deposits in order to secure and diversify investments. Net cash flow from investing activities for the first half of 2024 is mainly composed of a disposal of a current financial instrument which generated a net cash collection of €1.2 million partially offset by acquisitions of property, plant and equipment and intangible assets for a net amount €0.3 million. The Company has not made any other investments in tangible, intangible or significant financial assets during the first half of 2025 and 2024.
•Net cash flow in financing activities for the six months ended June 30, 2025 was €10.5 million as compared to net cash flow used in financing activities of €4.3 million the six months ended June 30, 2024, This cash flow includes the investment for a net amount of €14,9 million received from Sanofi, partially offset by consumptions mainly related to repayments of financial liabilities for €4,4 million (€4,3 million for the six month ended June 30, 2024).

Post period events

•Innate Pharma plans to prioritize its investment on what it believes are its highest-value clinical assets, IPH4502, lacutamab, and monalizumab partnered with AstraZeneca; its preclinical research and development (R&D) efforts will focus on advancing the next ADCs toward development, leveraging its pipeline of innovative
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targets. In line with such strategic focus and its objectives, the Company intends to streamline its organization. Staffing levels are expected to decrease overall by about 30%l, including through attrition. The planned layoffs will be implemented through a redundancy plan that is subject to consultation with the Workers’ Council and endorsement by the French authorities (Dreets). The implementation of the change is expected to be completed during the first half of 2026.
•Eric Vivier has decided to return to academic research full-time, and he will continue to support the Company’s innovation as an advisor to the R&D Committee of the Board of Directors. As Chief Operating Officer (COO), Yannis Morel will continue to be responsible for preclinical research and development, and will assume Chief Scientific Officer (CSO) responsibilities.
Nota

The interim condensed consolidated financial statements for the six-month period ended June 30, 2025 were established in accordance with IAS 34 standard adopted by European Union and as issued by the International Accounting Standards Board (IASB). They have been subject to a limited review by our Statutory Auditors and were approved by the Board of Directors of the Company on September 16, 2025. They will not be submitted for approval to the general meeting of shareholders.

Risk factors
Risk factors identified by the Company are presented in the item 3.D of the annual report filed with the SEC (20-F), on April 30, 2025 (SEC Accession No. 0001598599-25-000042). The main risks and uncertainties the Company may face in the six remaining months of the year are the same as the ones presented in the annual report available on the internet website of the Company.
Of note, the risks that are likely to arise during the remaining six months of the current financial year could also occur during subsequent years.
Related party transactions:
Transactions with related parties during the periods under review are disclosed in Note 18 to the interim condensed consolidated financial statements for the period ended June 30, 2025 prepared in accordance with IAS 34.
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